

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2010

Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

> **Re:** **Ellie Mae, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2010**
> **File No. 333-166438**

Dear Mr. Anderman:

We have reviewed your filing and have the following comments.

General

1. Please update your financial statements through June 30, 2010. Refer to Rule 3-12(a) of Regulation S-X.

2. Please tell us how you determined that you are a non-accelerated filer, as opposed to a smaller reporting company. In addition, if you have determined you are not a smaller reporting company, please revise your filing to include all the information required by Regulation S-K including, but not limited to, the information in answer to Item 404(b). The information that you have included on page 115 does not appear fully responsive to that requirement, given that it does not describe your future policies or procedures, or address your current or past policies or procedures.

3. With respect to third-party statements in your prospectus, such as the data attributed to Inside Mortgage Finance and Access Mortgage Research & Consulting, Inc. on pages 2, 63 and 66, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

Risk Factors

"As a public company, we will be required to maintain a system of effective control over financial reporting…," page 13

4.   We note your response to prior comment 11. Please confirm that none of the shares being sold in this offering by your selling stockholders were issued in violation of anti-dilution provisions in effect at the time the shares were issued.

Compensation Committee Interlocks and Insider Participation, page 83

5.   We refer to prior comments 24 and 25. Please revise your filing to place the required disclosure under this caption. See Item 407(e)(4)(i) of Regulation S-K.

Director Compensation, page 84

6.   Although we note your statement in response to comment 27 that there was an independent valuation done, please further describe and explain how the appropriate terms for the stock option exchange were determined by the board. See paragraph (b)(1)(v) of Item 402 of Regulation S-K. In this regard, we note that your board of directors determined the eligible options would be those that had a per share exercise price equal to $1.80 or $1.98, that those options should be exchanged for an equal number of replacement stock options and that it would be adequate consideration for the lower exercise price if the replacement stock options issued in exchange for options that were previously vested included a new 24 month vesting schedule whereby such replacement stock options would vest in monthly installments from February 26, 2009.

Certain Relationships and Related Transactions

Transactions with Directors, page 114

7.   We note your response to prior comment 37. Please disclose the nature of your business relationship with CoreLogic. If you have a contract with CoreLogic, please file the contract as an exhibit to your registration statement, or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

8.   Where you've limited your discussion to the statement that you relied on Section 4(2) only, you should state whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them. Please also identify the specific exemption from registration upon which you relied with respect to the transaction reported in item 7.

9.   We note your response to prior comment 16 and the revisions made as on page II-1 as a result. Please ensure that as part of updating your filing pursuant to Rule 3-12(a) of

Regulation S-X that you quantify the impact of and identify how the April 2010 transactions were accounted for.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via Facsimile (650) 463-2600
        Robert W. Phillips, Esq.
        Latham & Watkins LLP